Exhibit 12.2

LEPERCQ CORPORATE INCOME FUND L.P.

and Consolidated Subsidiaries

($000's)

RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30,	For the years ended December 31,
Earnings	2015	2014	2013	2012	2011	2010
Income before provision for income taxes, equity in earnings (losses) of non-consolidated entities and discontinued operations	$22,476	$40,689	$9,321	$12,265	$14,629	$12,632
Interest expense	13,961	26,990	12,488	13,468	13,831	16,115
Amortization expense - debt cost	757	1,277	623	586	590	915
Cash received from joint ventures	68	15	—	—	—	—
Total	$37,262	$68,971	$22,432	$26,319	$29,050	$29,662

Fixed charges:
Interest expense	$13,961	$26,990	$12,488	$13,468	$13,831	$16,115
Amortization expense - debt cost	757	1,277	623	586	590	915
Capitalized interest expense	87	60	46	49	748	—
Total	$14,805	$28,327	$13,157	$14,103	$15,169	$17,030

Ratio	2.52	2.43	1.70	1.87	1.92	1.74